FORM OF CERTIFICATE OF DETERMINATION

OF

FIXED RATE CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES B

OF

CITIZENS BANCORP

Pursuant to Section 401 of the Corporations Code of the State of California:

We, Judith Hess and Rena Rua, Chief Executive Officer and Secretary, of Citizens Bancorp organized under the laws of the State of California (hereinafter called the "Issuer"), do hereby certify as follows:

1. On December 18, 2008, the Board of Directors of the Issuer adopted a resolution designating 521 shares of Preferred Stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series B.

2. No shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B have been issued.

3. Pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Issuer, the following resolution was duly adopted by the Board of Directors on December 18, 2008 creating the series of Preferred Stock designated as "Fixed Rate Cumulative Perpetual Preferred Stock, Series B":

RESOLVED, that pursuant to the provisions of the Articles of Incorporation of the Issuer and applicable law, a series of Preferred Stock of the Issuer be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series are as follows:

Part 1. Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of preferred stock of the Issuer a series of preferred stock designated as the "Fixed Rate Cumulative Perpetual Preferred Stock, Series B" (the "Designated Preferred Stock"). The authorized number of shares of Designated Preferred Stock shall be 521.

Part 2. Standard Provisions. The Standard Provisions contained in Exhibit A attached hereto are incorporated herein by reference in their entirety and shall be deemed to be a part of this Certificate of Determination to the same extent as if such provisions had been set forth in full herein.

Part. 3. Definitions. The following terms are used in this Certificate of Determination (including the Standard Provisions in Exhibit A hereto) as defined below:

(a) "Common Stock" means the common stock of the Issuer.

(b) "Dividend Payment Date" means February 15, May 15, August 15 and November 15 of each year.

(c) "Junior Stock" means the Common Stock, and any other class or series of stock of the Issuer the terms of which expressly provide that it ranks junior to Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Issuer.

(d) "Liquidation Amount" means $1,000 per share of Designated Preferred Stock.

(e) "Minimum Amount" means $130,000.

(f) "Parity Stock" means any class or series of stock of the Issuer (other than Designated Preferred Stock) the terms of which do not expressly provide that such class or series will rank senior or junior to Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Issuer (in each case without regard to whether dividends accrue cumulatively or non-cumulatively). Without limiting the foregoing, Parity Stock shall include the Issuer's UST Preferred.

(g) "Signing Date" means December 23, 2008.

(h) "UST Preferred Stock" means the Issuer's Fixed Rate Cumulative Perpetual Preferred Stock, Series A.

Part. 4. Certain Voting Matters. Holders of shares of Designated Preferred Stock will be entitled to one vote for each such share on any matter on which holders of Designated Preferred Stock are entitled to vote, including any action by written consent.

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We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: December 18, 2008

Name: Judith Hess
Title: President & Chief Executive Officer

Name: Rena Rua
Title: Secretary